EXHIBIT 99.1

BrainsWay Reports Fourth Quarter and Full-Year 2020 Financial Results and Operational Highlights

Conference call to be held tomorrow, March 25, 2021, at 8:30 AM ET

CRESSKILL, N.J. and JERUSALEM, March 24, 2021 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported fourth quarter and full year 2020 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended December 31, 2020, revenues were $7.1 million, a 17% increase sequentially from the third quarter of 2020, and a 12% increase from the fourth quarter of 2019.
  Cash, cash equivalents and short-term deposits as of December 31, 2020 amounted to $17.2 million, compared with $16.0 million at the end of the previous quarter, reflecting positive cash flow from operations.
  As of December 31, 2020, BrainsWay’s Deep TMS installed base was 629 total systems, a 19% increase compared to prior year results.
  As of December 31, 2020, the Company had shipped 216 OCD coils as add-on helmets to certain of BrainsWay’s new and existing systems.
  Published real-world OCD data in Journal of Psychiatric Research showing that 73% of patients achieved response at an early stage of Deep TMS treatment, and demonstrating durability of therapeutic effect.
  Successfully closed a follow-on equity offering in March 2021 raising $45.2 million of gross proceeds.
  Enhanced commercial leadership team with the addition of Fran Hackett as Vice President of North American Sales; bringing more than 30 years of domestic and international sales, business development, and executive leadership to BrainsWay.

“Our return to strong growth with record quarterly revenues in the fourth quarter, the success of our over-subscribed follow-on raise generating approximately $45 million in gross proceeds, and the reinforcement of our sales leadership team have placed us on strong footing to deliver on our commercialization and growth strategy,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “Looking ahead, we remain focused on our efforts to secure reimbursement in OCD, further develop and leverage compelling clinical data in multiple existing and planned indications, progress with our recently initiated controlled market release in smoking addiction, and expand the number of U.S. sales territories we cover from 13 to 18. We believe that these initiatives and achievements position us well to advance in our mission to improve health and transform lives.”

Fourth Quarter 2020 Financial Results

  Total revenues for the fourth quarter of 2020 were $7.1 million, compared with $6.0 million in the third quarter of 2020, and $6.3 million in the fourth quarter of 2019, increases of 17% and 12%, respectively. Quarterly recurring lease revenues were $3.4 million, remaining consistent with the fourth quarter of 2019, and comprising 48% of total revenues.
  Gross margin for the fourth quarter of 2020 was 78%, an increase of 1% as compared to the gross margin for the fourth quarter 2019.
  Operating expenses for the fourth quarter totaled $5.9 million, compared with $6.8 million for the fourth quarter of 2019.
  Operating loss for the fourth quarter was $0.4 million, compared with an operating loss of $2.0 million for the same period in 2019.

Financial Results for the Full-Year Ended December 31, 2020

  Total revenue for the year ended December 31, 2020, was $22.1 million, a decrease of 5% from $23.1 million generated in 2019.
  Total lease revenue for the year was $13.6 million, an increase of 3% from $13.2 million in 2019. For the full year 2020, lease revenues were 61.5% of total revenues, compared to 57.2% in 2019.
  Net loss for the year was $5.4 million, compared to a loss of $10.3 million in 2019.
  As of December 31, 2020, the Company had cash and cash equivalents and short-term deposits of approximately $17.2 million, compared with $21.9 million at December 31, 2019, reflecting cash use of $4.7 million for full-year 2020. This cash balance does not include the approximately $41.9 million in net proceeds after deducting underwriting commissions and discounts and estimated offering expenses from the follow-on equity offering closed in March 2021.

Conference Call and Webcast
BrainsWay’s management will host a conference call on Thursday, March 25, 2021, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Thursday, March 25, at 8:30 AM Eastern Time:

United States:	877-407-3982
Israel:	1 809 406 247
International:	201-493-6780
Conference ID:	13717245
Webcast:	http://public.viavid.com/index.php?id=143838

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder, obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Cresskill, NJ and Jerusalem, Israel, BrainsWay is committed to increasing global awareness and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and include, but are not limited to, statements about the expected proceeds, use of proceeds and closing of the underwritten offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contacts:
BrainsWay:
Hadar Levy
SVP and General Manager
HadarL@brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019

	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,961	$21,674
Short-term deposits	221	221
Trade receivables, net	5,582	5,507
Other accounts receivable	1,534	1,427
	24,298	28,829
NON-CURRENT ASSETS:
Long-term deposit	163	168
Leased systems	5,198	5,491
System components and other property and equipment	$4,352	$4,248
	9,713	9,907
	$34,011	$38,736
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$781	$1,320
Other accounts payable	3,769	3,379
Deferred revenues	1,543	1,305
Liability in respect of research and development grants	707	714
	6,800	6,718
NON-CURRENT LIABILITIES:
Deferred revenues and other liabilities	2,015	2,353
Liability in respect of research and development grants	5,524	5,367
Warrants	38	78
	7,577	7,798
EQUITY:
Share capital	233	233
Share premium	95,135	93,649
Share-based payment	3,748	4,435
Adjustments arising from translating financial statements from functional currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(77,294)	(71,909)
	19,634	24,220
	$34,011	$38,736

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
Revenues	$22,057	$23,101	$7,066	$6,292
Cost of revenues	5,058	5,129	1,566	1,442
Gross profit	16,999	17,972	5,500	4,850
Research and development expenses, net	5,823	7,876	1,576	1,809
Selling and marketing expenses	11,283	13,269	2,999	3,604
General and administrative expenses	4,722	5,303	1,332	1,428
Total operating expenses	21,828	26,448	5,907	6,841
Operating loss	4,829	8,476	407	1,991
Finance expense, net	319	1,430	239	178
Loss before income taxes	5,148	9,906	646	2,169
Income taxes	237	422	(240)	147
Net loss and total comprehensive loss	$5,385	$10,328	$406	$2,316
Basic and diluted net loss per share	$(0.24)	$(0.50)	$(0.02)	$(0.10)